Exhibit 4.17

AGREEMENT RELATING TO GROUP MANAGEMENT AGREEMENT AND
SHIPMANAGEMENT AGREEMENTS

THIS AGREEMENT is dated as of 22 January 2013 and made BETWEEN:

(1)	COSTAMARE SHIPPING COMPANY S.A., a corporation incorporated and existing under the laws of the Republic of Panama, with its registered office at Panama City, Panama (the Manager); and

(2)	COSTAMARE INC., a corporation incorporated and existing under the laws of the Republic of the Marshall Islands with its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Republic of the Marshall Islands MH96960 (the Parent) for itself and as agent for each of its subsidiaries (the Subsidiaries and, together with the Parent, the Group and each a member of the Group).

WHEREAS:

(A)	The Manager and the Parent have entered into a management agreement dated 3 November 2010 as amended and/or supplemented from time to time (the Group Management Agreement).

(B)	The Manager and V Ships Greece Ltd. of Par-La-Ville Place 14, Par-La Ville Road, Hamilton HM 08, Bermuda (V Ships) have entered into a co-operation agreement dated 7 January 2013 as amended and/or supplemented from time to time (the Co-operation Agreement), whereby they have agreed the terms upon which V Ships will (inter alia) provide shipmanagement services to certain of the Vessels (as such term is defined in the Group Management Agreement).

(C)	Pursuant to clause 2.4 of the Group Management Agreement, the Manager has asked and obtained the Parent’s consent to appoint V Ships as a submanager on the conditions contained in this Agreement.

NOW IT IS HEREBY AGREED as follows:

1	Terms defined in the Group Management Agreement shall have the same meanings when used herein, unless otherwise defined in this Agreement.

2	In this Agreement, unless the context otherwise requires:

Relevant Period means the period starting on the Commencement Date (as such term is defined in the Co-operation Agreement) and ending on the date that the Manager is no longer entitled to any payment by V Ships under the Co-operation Agreement.

Settlement Date means the first day on which banks are open for business in Greece falling immediately after the date that the Manager receives from V Ships a Net Profit.

Net Profit means the amount paid by V Ships to the Manager under the Co-operation Agreement as the profits generated by the Cell (as such term is defined in the Co-operation Agreement) provided however that if the amount to be paid by the Manager to V Ships under clause 26(a) of the Co-operation Agreement has not been taken into account in calculating such profit, then such amount payable to V Ships under clause 26(a) of the Co-operation Agreement shall be deducted from the amount to be paid by V Ships as profits generated by the Cell for the purposes of this definition and provided also that any payment by V Ships for breach of its obligation to pay certain part of the profits to the Manager shall constitute Net Profit.

3	In consideration of the Parent consenting to V Ships being appointed as a Submanager, the Manager agrees on each Settlement Date to:

(a)	refund such part of any Management Fees and/or moneys due under Article VIII of the Group Management Agreement, in either case, already received by such Settlement Date (but not prior to 1 January 2013); and/or

(b)	reduce any Management Fees and/or moneys due under Article VIII of the Group Management Agreement, in either case, to be received after such Settlement Date, by such amount,

as, in either case, is equal to the Net Profit the Manager has received by such Settlement Date, provided always that:

(i)	the Manager shall, to the extent possible, seek first under this clause 3 to make a refund of Management Fees and/or moneys received under Article VIII of the Group Management Agreement before seeking to apply a reduction against future Management Fees and/or moneys to be payable under such Article VIII; and

(ii)	the Manager shall not be asked under this clause to refund or reduce more than the aggregate of the Management Fees and moneys payable under Article VIII of the Group Management Agreement, it has received since 1 January 2013 and/or will in the future receive in accordance with the terms of the Group Management Agreement.

4	Save as amended and/or supplemented by this Agreement, all other terms and conditions contained in the Group Management Agreement, the Shipmanagement Agreements and Supervision Agreements shall remain in full force and effect and shall not be amended.

5	Article XV (Applicable Law) and Article XVI (Arbitration) of the Group Management Agreement shall apply to this Agreement.

6	No term of this Agreement is enforceable under the Contracts (Rights of Third Parties) Act 1999 by a person who is not a party to this Agreement, other than a member of the Group.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as a deed as of the day and year first above written.

EXECUTED as a DEED
by MR. KONSTANTINOS KONSTANTAKOPOULOS
for and on behalf of	/s/ Konstantinos Konstantakopoulos
COSTAMARE INC. and its Subsidiaries	Name: Konstantinos Konstantakopoulos
in the presence of:	Title: Chief Executive Officer

EXECUTED as a DEED
by MR. DIAMANTIS MANOS
for and on behalf of	/s/ Diamantis Manos
COSTAMARE SHIPPING COMPANY S.A.	Name: Diamantis Manos
in the presence of:	Title: Director